Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Elect
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.c

Please address correspondence to
PO Box 915, GPO Hong Kong





11th August 2006

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
<u>File No. 82-4086</u>

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement dated 10th August 2006 - Interim results for the half year ended 30th June 2006

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,



Lillian Wong
COMPANY SECRETARY

PROCESSED
AUG 2 3 2006
THOMSON
FINANCIAL



Enc.
LW/jh



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

（於香港註冊成立的有限公司）
（股份代號：006）

二零零六年中期業績

董事局主席報告

中期業績

二零零六年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，為港幣二十四億七千九百萬元，較去年同期增加百分之八點四。相較於二零零五年所得的港幣十九億四千三百萬元溢利，期內香港電燈有限公司（港燈）溢利為港幣二十一億二千八百萬元。集團二零零六年首六個月的國際業務溢利為港幣二億零九百萬元，較去年同期的港幣三億一千三百萬元為低，主要由於集團在二零零五年十二月出售澳洲電力業務百分之二十二點零七權益。

中期息

董事局宣佈二零零六年度中期息為每股五角八分（二零零五年為五角八分）。股息將於二零零六年九月二十二日派發予二零零六年九月二十一日已登記在股東名冊之股份持有人。

本公司將於二零零六年九月十四日至二零零六年九月二十一日（首尾兩天包括在內）停止辦理過戶手續。擬收取中期息之人士，須於二零零六年九月十三日下午四時前向股權登記處辦理過戶手續。

香港業務

二零零六年首六個月的售電量增長為百分之零點九。儘管香港經濟情況有所改善，售電量僅稍微高於去年同期。售電增長低主要由於期食較多、天氣較為清涼，以及受多項節約能源的計劃所影響。相較於二零零五年同期所錄得的二千三百六十三兆瓦最高需求量，二零零六年首六個月的最高需求量為二千四百三十四兆瓦。

公司於二零零六年上半年為南丫發電廠減少排放之計劃，續有進展，而有關為第四號及第五號燃煤機組加裝煙氣脫硫裝置的合約亦預期於今年九月批出。長達九十三公里、由深圳至南丫發電廠的海底氣體管道已鋪設完成，管道氣壓亦已通過測試。而港燈首台300兆瓦級別的燃氣聯合循環機組，即南丫發電廠第九號機組的土木及機械工程經已完成，而燃氣輪機亦於二零零六年六月三十日成功進行首次燃點。至於位處南丫島的800千瓦風力發電站，繼二零零五年九月開始營運後於二零零六年二月二十三日正式投產，而設於風站附近的展覽中心亦同時開放，廣受引起市民大眾對認識可再生能源的興趣。

在二零零五年開始展開的南丫發電廠新增輸電設施工程續有進展，並已完成鋪設至香港島數碼港的275千伏電纜，其中一條電路亦已通電。

港燈的供電可靠程度在二零零六年首半年繼續維持在99.999%的世界級水平，這項紀錄自一九九七年以來一直維持至今。在二零零六年首半年售出的五十億零八百萬度用電中，商業用電佔百分之七十四點九、家庭用電佔百分之二十一點一、工業用電佔百分之四。

就香港電力市場未來發展所進行的第二階段諮詢，港燈已於本年三月向政府呈交回應文件，而政府亦接獲一萬七千多份意見書。儘管市民大眾就政府有關電力市場建議的討論，大多集中在電費及電力可靠的問題，但根據政府就第二階段諮詢所歸納的意見，社會上普遍認為電力可靠程度和安全供電至為重要，並應作為電力市場未來發展的主要考慮因素。事實上，廣東省預計出現的電力短缺，紐約及新西蘭首都奧克蘭近期面臨的多次停電，以至最近加州出現的供電緊張等情況，正好提醒我們維持安全可靠電力的重要性。歐美近日受熱浪侵襲，危及當地電網的穩定性和可靠性，充分反映持續投資電力基建的重要性。在香港，現行的管制計劃協議及協議所帶來的回報，確保有關的電力基建投資得以進行，以達至高度穩定和可靠的供電服務。這項服務水平在現今香港被視為理所當然，但在世界其他地方未必享受到。儘管港燈支持政府現行的供電政策，贊成以合理價格提供安全可靠的供電及把對環境所造成的影響減至最低，但在港燈的回應文件中，亦就政府建議的安排表示關注，特別是有關准許回報率、規管年期及更改排放罰則等方面。公司將繼續與政府商討該等已表示關注的事項，以期為股東爭取合理結果，亦同時確保客戶得以繼續享有可靠的電力供應服務。

國際業務

二零零六年上半年度，集團於澳洲的電力業務在用電量和客戶數目方面均錄得增長。英國Northern Gas Networks業務狀況亦令人滿意，預期將可達到其營運及財務目標。在泰國叻丕（Ratchaburi），集團擁有百分之二十五權益的1,400兆瓦燃氣發電廠建造工程經已展開，預期於二零零八年完成。該項目的融資安排亦已於年初落實。

展望

預計香港下半年度的售電增幅，與上半年度相若，維持較低水平。此外，燃煤及天然氣價格高企將繼續為燃料成本帶來壓力。港燈現時的電費較其在管制計劃協議下可收取的水平為低，今年港燈將是連續第四年，為讓客戶受惠而收取較低電費至未能賺取准許利潤。

二零零六年上半年度，儘管集團於澳洲的電力業務所佔權益有所減低，集團的國際投資項目仍表現理想。集團將繼續採取在香港以外地區投資業務的策略，以減低對香港電力業務盈利的依賴。本人藉此向董事局全寅、管理層及全體員工致謝，感謝他們努力不懈、竭誠服務，更感謝股東對集團業務一直的支持。

主席
霍建寧

香港，二零零六年八月十日

財務回顧

資本開支、流動資金、財政資源及資本負債比率

期內之資本開支為港幣十一億三千七百萬元，該資本開支主要以內部資源及向外貸款提供資金。於二零零六年六月三十日，向外貸款總額為港幣一百二十億四千二百萬元（二零零五年十二月三十一日為港幣一百零六億四千五百萬元），包括無抵押之銀行貸款及已發行之債務證券。

於二零零六年六月三十日，集團已承擔之銀行信貸總額為港幣七十一億元，其中港幣五十一億二千九百萬元已被動用。此外，可動用之流動資金為港幣四十九億五千七百萬元（二零零五年十二月三十一日為港幣四十五億六千一百萬元）。於二零零六年六月三十日集團之資本負債比率（淨負債／股東資金）為百分之十七（二零零五年十二月三十一日為百分之十五）。

庫務政策及資本結構

集團以內部資源、銀行貸款及發行債項等組合提供業務所需資金。融資活動經妥善管理，確保已承擔之信貸安排足夠應付再融資及業務上之資金需要。

於二零零六年六月三十日，集團向外貸款包括外匯及利率掉期合約在內的結構如下：

[illegible]

（二） 百分之七十九為銀行貸款及百分之二十一為資本市場工具；

（三） 百分之三貸款在一年內償還，百分之八十七貸款償還期為二至五年及百分之十貸款償還期超越五年；

（四） 百分之四十五為定息或上限息類別及百分之五十五為浮息類別。

集團按其庫務政策管理外匯及利率風險，主要運用衍生金融工具管理利率及外匯風險。集團的政策是不參與投機性交易。為了控制信貸風險，集團只與信貸等級被評為可接受的一方作財務交易。集團採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零六年六月三十日，集團超過百分之九十五之外匯風險已透過以美元為單位或已作對沖為港元或美元為單位。集團之海外投資在適當時以該投資的貨幣融資來緩和部分外匯風險。集團以定息貸款或利用合適之利率衍生工具以管理利率風險。於二零零六年六月三十日，未履行的衍生工具合約名義總額為港幣五十八億二千四百萬元（二零零五年十二月三十一日為港幣一百零二億一千萬元）。

集團資產押記

於二零零六年六月三十日，集團抵押其擁有一聯營公司股份，作為該聯營公司項目融資貸款的部分抵押安排。該聯營公司的資產約值港幣八億二千七百萬元（二零零五年十二月三十一日為港幣三億五千八百萬元）。

或有債務

於二零零六年六月三十日，本公司就附屬公司之銀行及其他借款及就附屬公司之財務承擔合共港幣五十三億五千二百萬元（二零零五年十二月三十一日為港幣五十億零二百萬元）而作出擔保及賠償保證。在該或有債務中，港幣五十億二千三百萬元（二零零五年十二月三十一日為港幣四十七億八千一百萬元）已反映在集團的綜合資產負債表內。

於二零零六年六月三十日，集團之全資附屬公司香港電燈有限公司就一項於租約期滿日之港幣二億一千萬元（二零零五年十二月三十一日為港幣二億一千萬元）設備租賃而向第三者作出擔保。

僱員

集團繼續採用按員工表現以釐定薪酬的政策及留意市場薪酬水平以確保薪酬具競爭力。截至二零零六年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣四億三千七百萬元（二零零五年六月三十日為港幣四億四千七百萬元）。於二零零六年六月三十日，集團長期僱員人數為一千九百六十名（二零零五年六月三十日為二千零一十三名）。集團並無僱員認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、與本行業有關的技術，及與工作相關的訓練課程，藉此提升本集團的僱員多方面的技術和知識。

其他資料

購回、出售或贖回本公司之股份

截至二零零六年六月三十日止六個月內，本公司並無購回、出售或贖回本公司之股份。

企業管治常規守則

除各非執行董事無指定任期外，本公司在截至二零零六年六月三十日止六個月內均有遵守載於香港聯合交易所有限公司證券上市規則附錄十四之企業管治常規守則內適用之守則。根據本公司章程細則，非執行董事須每三年一次輪值退任並接受重選。

未經審核綜合損益表
截至二零零六年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元 重報
營業額	三	5,653	5,363
直接成本		(1,989)	(1,993)
		3,664	3,370
其他收入及收益淨額		427	482
其他營運成本		(404)	(409)
財務成本		(181)	(298)
經營溢利		3,496	3,145
應佔聯營公司溢利減虧損		73	140
除稅前溢利	四	3,569	3,285
所得稅	五	(572)	(540)
除稅後溢利		2,997	2,745
管制計劃調撥撥入	六		
發展基金		(518)	(458)
減費儲備		—	—
		(518)	(458)
股東應佔溢利			
香港業務		2,270	1,974
海外業務		209	313
本期溢利		2,479	2,287
中期股息	七	1,238	1,238
每股溢利	八	116分	107分
每股中期股息	七	58分	58分

綜合資產負債表
於二零零六年六月三十日

	附註	（未經審核） 二零零六年 六月三十日 港幣百萬元	（經審核） 二零零五年 十二月三十一日 港幣百萬元
非流動資產			
固定資產			
— 物業、機器及設備		37,700	38,294
— 在建造中資產		6,222	5,524
— 根據經營租賃持作自用之租約土地權益		2,412	2,440
		46,334	46,258
聯營公司權益		5,741	5,780
其他非流動財務資產		1,607	1,682
衍生金融工具		24	29
遞延稅項資產		12	14
僱員退休福利資產		192	170
		54,010	53,933
流動資產			
存貨		502	445
應收賬款及其他賬項	九	1,454	1,090
燃料價條款賬		815	1,079
現金及現金等值	十	4,957	4,561
		7,728	7,175
流動負債			
應付賬款及其他賬項	十一	(879)	(1,068)
銀行透支—無抵押		(5)	(8)
銀行貸款及其他貸款流動部分		(393)	(334)
本期稅項		(500)	(220)
		(1,777)	(1,650)
流動資產淨值		5,951	5,525
總資產減流動負債		59,961	59,458
非流動負債			
計息貸款		(11,444)	(10,209)
遞延應付賬項及其他應付賬項		—	(32)
衍生金融工具		(1)	(287)
客戶按金		(1,525)	(1,508)
遞延稅項負債		(5,409)	(5,382)
僱員退休福利負債		(533)	(535)
		(18,912)	(17,773)
減費儲備		—	—
發展基金		(518)	—
資產淨值		40,531	41,685
資本及儲備			
股本		2,134	2,134
儲備		38,397	39,551
本公司股東應佔之股本及儲備總額		40,531	41,685

附註：

一. 審閱簡明中期財務報表

本簡明中期財務報表乃未經審核，但已由審計委員會作出審閱。

二. 編制的基準

本集團之簡明中期財務報表乃根據香港聯合交易所有限公司證券上市規則及香港會計師公會所頒佈之香港會計準則第三十四號「中期財務報告」之適用的規定所編制而成。

除將會反映在二零零六年全年財務報表之會計政策變動，本簡明中期財務報表所採用之會計政策與編製二零零五年全年財務報表所用者相同。香港會計師公會已頒佈多項全新及經修訂的香港財務報告準則及香港會計準則（「新準則」），並於二零零六年一月一日或其後開始的會計期間生效或可供提早採納。本集團在二零零六年採納以下與本集團業務有關的新準則。採納這些新準則對本集團於本期及過往期間之業績及財務狀況並沒有構成重大影響。

(a) 香港會計準則第二十一號「外幣匯率變動的影響」修訂 — 海外業務淨投資

(b) 香港會計準則第三十九號「金融工具：確認及計量」修訂 — 預期集團內部交易之現金流量對沖會計

(c) 香港會計準則第三十九號「金融工具：確認及計量」修訂 — 選擇以公平價值入賬

(d) 香港會計準則第三十九號「金融工具：確認及計量」及香港財務報告準則第四號「保險合約」修訂 — 財務擔保合約

(e) 香港財務報告準則詮釋第四號 — 釐定安排是否包括租賃

(f) 由於《二零零五年香港公司（修訂）條例》影響，香港會計準則第一號「財務報表之呈報」、香港會計準則第二十七號「綜合及獨立財務報表」及香港財務報告準則第三號「業務合併」而作出之修訂

本集團並無提早採納以下已頒佈但於截至二零零六年十二月三十一日止會計期間尚未正式生效之全新／修訂的香港財務報告準則、香港會計準則及詮釋。本集團現正就該等全新／修訂的香港財務報告準則、香港會計準則及詮釋於初始應用期間對本集團業績及財政狀況的影響進行評估。

		於下列日期或之後開始之會計期間生效
香港（國際財務報告準則詮釋委員會）第七號	採用根據香港會計準則第二十九號惡性通脹經濟財務報告之重列處理法	二零零六年三月一日
香港（國際財務報告準則詮釋委員會）第八號	香港財務報告準則第二號之範圍	二零零六年五月一日
香港（國際財務報告準則詮釋委員會）第九號	嵌入式衍生工具之重估	二零零六年六月一日
香港會計準則第一號修訂	財務報表之呈報：資本披露	二零零七年一月一日
香港財務報告準則第七號	金融工具：披露	二零零七年一月一日

三. 營業額及分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元	經營溢利 截至六月三十日止之六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
主要業務				
電力銷售及電力有關收入	5,634	5,338	3,281	2,998
技術服務收入	19	25	4	5
未分配及其他項目	—	—	76	—
	5,653	5,363	3,361	3,003
利息收入			327	459
財務成本			(181)	(298)
未分配的集團支出			(11)	(19)
經營溢利			3,496	3,145

經營地區

	營業額 截至六月三十日止之六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
香港	5,647	5,355
其他亞洲國家及其他地區	6	8
	5,653	5,363

四. 除稅前溢利

	截至六月三十日止之六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
除稅前溢利已扣除／（計入）下列項目：		
折舊		
期內之折舊費用	1,008	999
減去：折舊資本化	(67)	(69)
	941	930
租約土地攤銷	27	29
變賣固定資產溢利淨額	(3)	(13)
應佔聯營公司之稅項	28	119

五. 所得稅

	截至六月三十日止之六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元 重報
本期稅項		
本公司及其附屬公司		
— 香港	542	437
遞延稅項		
本公司及其附屬公司		
— 香港	29	103
— 海外	1	—
總額	572	540

香港利得稅準備乃按期內的估計應課稅溢利以稅率百分之十七點五（二零零五年為百分之十七點五）計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

六. 管制計劃調撥

管制計劃調撥乃一個年中之暫計調整，管制計劃調撥之最終數額只能於年底結算時根據管制計劃而定。

七. 中期股息

在資產負債表日後，董事局宣佈派發中期股息如下：

	截至六月三十日止之六個月 二零零六年 港幣百萬元	二零零五年 港幣百萬元
中期股息每股五角八分（二零零五年為每股五角八分）	1,238	1,238

八. 每股溢利

每股溢利是按照本期內股東應佔溢利港幣二十四億七千九百萬元（二零零五年為港幣二十二億八千七百萬元）及本期內已發行2,134,261,654普通股（二零零五年為2,134,261,654普通股）計算。

九. 應收賬款及其他賬項

	二零零六年 六月三十日 港幣百萬元	二零零五年 十二月三十一日 港幣百萬元
衍生金融工具	14	32
應收賬項（參閱下列附註）	1,440	1,058
	1,454	1,090
應收賬項賬齡分析如下：		
少於一個月	742	555
一至三個月過期未付	26	28
超過三個月但少於十二個月過期未付	10	10
應收電費賬項（參閱下列附註）	778	593
按金、預付款項及其他應收賬項	662	465
	1,440	1,058

香港家庭、小型工商、商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，則給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付款，則香港電燈有限公司可另加百分之五附加費於賬單內。

十. 現金及現金等值

	二零零六年 六月三十日 港幣百萬元	二零零五年 十二月三十一日 港幣百萬元
銀行及其他財務機構之存款	4,938	4,548
銀行存款及現金	19	13
	4,957	4,561

十一. 應付賬款及其他賬項

	二零零六年 六月三十日 港幣百萬元	二零零五年 十二月三十一日 港幣百萬元
應付賬項（參閱下列附註）	878	1,042
遞延應付賬項流動部分	—	22
衍生金融工具	1	4
	879	1,068
應付賬項賬齡分析如下：		
一個月內到期	181	358
一個月後但三個月內到期	101	170
三個月後但十二個月內到期	559	485
	841	1,013
其他應付賬項	37	29
	878	1,042

十二. 比較數字

為符合本期間之呈列基準，已重新分類若干比較數字。在以往期間，本集團以權益法列賬之聯營公司稅項計作本集團綜合損益表所得稅部分。由二零零五年一月一日起，按照香港會計準則第一號執行指引規定，本集團應佔聯營公司稅項之呈報方式發生改變，改為計入作本集團綜合損益表中除稅前溢利項目的應佔聯營公司溢利減虧損項下。由於該呈報方式改變，截至二零零五年六月三十日止之應佔聯營公司稅項港幣一億一千九百萬元重新由「所得稅」轉入「應佔聯營公司溢利減虧損」內，但對截至二零零五年六月三十日止之六個月之本集團收益並沒有影響。

董事局成員

於本公佈日期，本公司董事為：

執行董事：	霍建寧先生（主席）、曹棨森先生（集團董事總經理）、周胡慕芳女士（亦為霍建寧先生及陸法蘭先生之替任董事）、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生。
非執行董事：	夏佳理先生、麥理思先生及余立仁先生。
獨立非執行董事：	顧浩格先生、余頌平先生及黃頌顯先生。

File No. 82-4086





香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

2006 INTERIM RESULTS

CHAIRMAN'S STATEMENT

Half Year Results

The Group's unaudited consolidated net profit, after tax and Scheme of Control transfers, for the first six months of 2006 was HK$2,479 million, an increase of 8.4% over the same period last year. The Hongkong Electric Company, Ltd. (HEC) earnings for the period were HK$2,128 million (2005: HK$1,943 million). Earnings from the Group's international operations for the six month period were HK$209 million compared with HK$513 million for the same period in 2005. The lower first half 2006 international operations earnings reflected the disposal of a 22.07% interest in the Australian electricity businesses in December 2005.

Interim Dividend

The Directors have today declared an interim dividend for 2006 of 58 cents (2005: 58 cents) per share. The dividend will be payable on 22nd September 2006, to shareholders whose names appear in the Company's Register of Members on 21st September 2006.

The Register of Members will be closed from 14th September 2006 to 21st September 2006 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 13th September 2006.

Hong Kong Operations

Growth in unit sales of electricity for the first six months of 2006 was 0.9%. Notwithstanding a stronger Hong Kong economy unit sales of electricity were only marginally higher than that for the same period last year. The low sales growth was primarily due to wetter and cooler weather and to the effect of various energy saving initiatives. Maximum demand in the first six months of the year was 2,434 MW compared with 2,363 MW for the same period in 2005.

Our continuing program to reduce emissions from the Lamma Power Station progressed during the first half of 2006, contracts are expected to be awarded in September this year for the flue gas desulphurisation retrofit work for Units 4 and 5. Laying of the 93km submarine gas pipeline from Shenzhen to the Lamma Power Station extension has been completed and the pipeline pressure tested. Civil and engineering work for Unit 9 HEC's first 300 MW class gas fired combined cycle unit has been completed and first firing of the gas turbine was successfully achieved on 30th June 2006. The 800 kW wind turbine on Lamma Island which has been in operation since the end of September 2005 was officially commissioned on 23rd February 2006. In February, an education exhibit was opened on the site, which has attracted significant public interest in renewable energy.

Additional transmission facilities work for the Lamma Power Station which were commenced in 2005 progressed with the laying of the 275 kV cables from Lamma Island to Cyberport on Hong Kong Island being completed and one of the circuits being energized.

World class supply reliability was maintained in the first half of 2006 with reliability at 99.999%, a level that has been consistently achieved since 1997. Of the 5,008 million kWh of electricity sold during the period commercial sales made up 74.9%, domestic sales 21.1% and industrial sales 4.0%.

In March, HEC made a submission to the Hong Kong Government in response to the stage II consultation on the future development of the electricity market in Hong Kong. Over 17,000 submissions were received by the Government in the consultation. Although much of the public discussion of Government's proposals for the electricity market has focused on tariffs and reliability of supply, a paper prepared by the Government summarizing the stage II consultation submissions stated that there is a general consensus that reliability and safety of supply is most important and should be the key consideration in the future development of the electricity market. Indeed, forecast power shortages in Guangdong province, along with recent blackouts in New York city and Auckland, New Zealand and the vulnerable supply situation in California are timely reminders for all of us of the central importance of security and reliability of electricity supply in Hong Kong. The recent heat waves in the United States and Europe threatened the stability and reliability of their respective power grids highlighting the importance of continued investment in electricity infrastructure.

In Hong Kong, the existing scheme of control and the returns under that scheme have ensured the investment required to achieve the high degree of stability and reliability which is taken for granted in Hong Kong but not enjoyed in other parts of the world today. Although we support in principle Government's stated policy of providing safe and reliable electricity at reasonable prices with minimal environmental impact, our submission communicated to Government many concerns regarding the proposed arrangements including those in relation to the permitted rate of return, the duration of the regulatory framework and changes to emission penalties. We will continue to discuss these concerns with Government with a view to achieving an outcome that is both reasonable for our shareholders and also safeguards the vital interests of consumers in continued security and reliability of electricity supply.

International Operations

During the first half of 2006, the Australian electricity businesses recorded increased electricity consumption and customer growth. Northern Gas Networks in the U.K. operated satisfactorily and is on track to meet its operational and financial targets. In Thailand construction of the Ratchaburi 1,400 MW gas fired power station in which we have a 25% interest commenced, with completion of the power station scheduled for 2008. Financing arrangements for the power station were put in place earlier in the year.

Outlook

In Hong Kong we expect that the low growth in electricity sales experienced in the first half of the year will continue into the second half. In addition, high coal and natural gas prices will continue to put pressure on fuel costs. HEC's current electricity tariff is lower than it is entitled to charge under the current scheme of control. This is the fourth year in succession that HEC has foregone permitted return in order to benefit its customers by charging lower electricity tariffs than it is entitled to under the scheme of control.

Our international investments have performed well in the first half of 2006, bearing in mind the lower attributable interest in the Australian electricity businesses. We will continue with our strategy of investing outside Hong Kong so as to reduce our reliance on earnings from our electricity operations in Hong Kong. I would like to thank the board, management and staff for their hard work and dedication and our shareholders for their continued support.

Canning Fok Kin-ning
Chairman
Hong Kong, 10th August 2006

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital Expenditure during the period amounted to HK$1,137 million, which was primarily funded by internal sources and external borrowings. As at 30th June 2006, total external borrowings were HK$12,042 million (31st December 2005: HK$10,645 million), comprising unsecured bank loans and debt securities in issue.

As at 30th June 2006, committed banking facilities available to the Group were HK$7,100 million, of which HK$5,129 million had been drawn. In addition, the Group had liquid funds of HK$4,957 million (31st December 2005: HK$4,561 million). The gearing ratio (net debt/shareholders' funds) at 30th June 2006 was 17% (31st December 2005: 15%).

Treasury Policies and Capital Structure

The Group finances its businesses by a combination of internal resources, bank borrowings and debt issuance. Financing activities are managed so as to ensure that committed facilities are available for refinancing and business needs.

As at 30th June 2006, the profile of external borrowings after taking into account of currency and interest rate swaps was as follows:

(1) 71% was denominated in Hong Kong dollars and 29% in Australian dollars;

(2) 79% was bank loans and 21% capital market instruments;

(3) 3% was repayable within 1 year, 87% was repayable between 2 to 5 years and 10% was repayable beyond 5 years;

(4) 45% was in fixed rate or capped rate and 55% in floating rate.

Currency and interest rate risks are managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks. It is the Group's policy not to engage in speculative transactions. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure. Foreign currency transaction exposure is managed, utilising forward contracts and interest rate and currency swaps. As at 30th June 2006, over 95% of the Group's foreign exchange exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Currency exposure arising from international investments is where considered appropriate mitigated in part by financing those investments with borrowings in the currency of the investment. Interest rate risk is managed by securing fixed rate borrowings or by using appropriate interest rate derivative instruments. The contractual notional amounts of derivative instruments outstanding at 30th June 2006 amounted to HK$5,824 million (31st December 2005: HK$10,210 million).

Charges on Group Assets

As at 30th June 2006, the shares of an associate owned by the Group were pledged as part of the security arrangement for project financing facilities to that associate. The assets of the associate at 30th June 2006 amounted to approximately HK$827 million (31st December 2005: HK$358 million).

Contingent Liabilities

As at 30th June 2006, the Company has given guarantees and indemnities in respect of bank and other borrowing facilities made available to subsidiaries and in respect of financial commitments of subsidiaries totalling HK$5,352 million (31st December 2005: HK$5,002 million). Out of this amount, HK$5,023 million (31st December 2005: HK$4,781 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

As at 30th June 2006, a wholly-owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (31st December 2005: HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay for performance and market pay rates are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2006, excluding directors' emoluments, amounted to HK$437 million (30th June 2005: HK$447 million). As at 30th June 2006, the Group employed 1,960 permanent staff (30th June 2005: 2,013). No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for employees in language, computer knowledge and technology relevant to the Group's industry. As well there are job-related courses to enhance the general skills and knowledge of the Group's employees.

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the six months ended 30th June 2006.

Code on Corporate Governance Practices

With the exception that non-executive directors are not appointed for a specific term, the Company has complied with the applicable code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30th June 2006. According to the Company's Articles of Association, the non-executive directors are required to retire from office by rotation and be subject to re-election once every three years.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2006

	Note	Six months ended 30th June 2006 HK$ million	2005 HK$ million Restated
Turnover	3	5,653	5,363
Direct costs		(1,989)	(1,993)
		3,664	3,370
Other revenue and net income		417	482
Other operating costs		(404)	(409)
Finance costs		(181)	(298)
Operating profit		3,496	3,145
Share of profits less losses of associates		73	140
Profit before taxation	4	3,569	3,285
Income tax	5	(572)	(540)
Profit after taxation		2,997	2,745
Scheme of Control transfers to:	6		
Development Fund		(518)	(458)
Rate Reduction Reserve		—	—
		(518)	(458)
Profit attributable to equity shareholders			
Local activities		2,270	1,974
Overseas activities		209	313
Profit for the period		2,479	2,287
Interim dividend	7	1,238	1,238
Earnings per share	8	116 cents	107 cents
Interim dividend per share	7	58 cents	58 cents

CONSOLIDATED BALANCE SHEET

At 30th June 2006

	Note	(Unaudited) 30th June 2006 HK$ million	(Audited) 31st December 2005 HK$ million
Non-current assets			
Fixed assets			
— Property, plant and equipment		37,700	38,294
— Assets under construction		6,222	5,524
— Interest in leasehold land held for own use under operating leases		2,412	2,440
		46,334	46,258
Interest in associates		5,741	5,780
Other non-current financial assets		1,687	1,682
Derivative financial instruments		44	29
Deferred tax assets		12	14
Employee retirement benefit assets		192	170
		54,010	53,933
Current assets			
Inventories		502	445
Trade and other receivables	9	1,454	1,090
Fuel Clause Account		815	1,079
Cash and cash equivalents	10	4,957	4,561
		7,728	7,175
Current liabilities			
Trade and other payables	11	(879)	(1,068)
Bank overdrafts — unsecured		(5)	(8)
Current portion of bank loans and other borrowings		(393)	(354)
Current taxation		(500)	(220)
		(1,777)	(1,650)
Net current assets		5,951	5,525
Total assets less current liabilities		59,961	59,458
Non-current liabilities			
Interest-bearing borrowings		(11,644)	(10,209)
Deferred creditors and other payables		—	(52)
Derivative financial instruments		(1)	(287)
Customers' deposits		(1,525)	(1,508)
Deferred tax liabilities		(5,409)	(5,382)
Employee retirement benefit liabilities		(333)	(335)
		(18,912)	(17,773)
Rate Reduction Reserve		—	—
Development Fund		(518)	—
Net Assets		40,531	41,685
Capital and Reserves			
Share capital		2,134	2,134
Reserves		38,397	39,551
Total equity attributable to equity shareholders of the Company		40,531	41,685

Notes:

1. Review of Condensed Interim Financial Statements

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. Basis of Preparation

The condensed interim financial statements have been prepared in accordance with the applicable provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The condensed interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2005 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2006 annual financial statements. The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") *which are effective or available for early adoption for the* accounting periods beginning on or after 1st January 2006. In 2006, the Group has adopted the following new HKFRSs pertinent to its operations. The adoption of the new HKFRSs has no material effect on the Group's results and financial position for the current or prior periods.

(a) Amendment to HKAS 21 The Effects of Changes in Foreign Exchange Rates — Net Investment in a Foreign Operation

(b) Amendment to HKAS 39 Financial Instruments: Recognition and Measurement — Cash Flow Hedge Accounting of Forecast Intragroup Transactions

(c) Amendment to HKAS 39 Financial Instruments: Recognition and Measurement — The Fair Value Option

(d) Amendment to HKAS 39 Financial Instruments: Recognition and Measurement and HKFRS 4 Insurance Contracts - Financial Guarantee Contracts

(e) HKFRS Interpretation 4 — Determining Whether an Arrangement Contains a Lease

(f) Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to HKAS 1 Presentation of Financial Statements, HKAS 27 Consolidated and Separate Financial Statements and HKFRS 3 Business Combinations

The Group has not early adopted the following new/revised HKFRSs, HKASs and Interpretations that have been issued but not yet effective for the accounting period ending 31st December 2006. The Group is in the process of making an assessment of the impact of these new/revised HKFRSs, HKASs and Interpretations to the Group's results of operations and financial position in the period of initial application.

		Effective for accounting periods beginning on or after
HK(IFRIC) Interpretation 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies	1st March 2006
HK(IFRIC) Interpretation 8	Scope of HKFRS 2	1st May 2006
HK(IFRIC) Interpretation 9	Reassessment of Embedded Derivatives	1st June 2006
Amendment to HKAS 1	Presentation of Financial Statements: Capital Disclosures	1st January 2007
HKFRS 7	Financial Instruments: Disclosure	1st January 2007

3. Turnover and Segmental Information

The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June 2006 HK$ million	2005 HK$ million	Operating profit Six months ended 30th June 2006 HK$ million	2005 HK$ million
Principal activities				
Sales of electricity and its related income	5,634	5,338	3,281	2,998
Technical service fees	19	25	4	5
Unallocated and other items	—	—	76	—
	5,653	5,363	3,361	3,003
Interest income			327	459
Finance costs			(181)	(298)
Unallocated group expenses			(11)	(19)
Operating profit			3,496	3,145

Geographical locations of operations

	Turnover Six months ended 30th June 2006 HK$ million	2005 HK$ million
Hong Kong	5,647	5,355
Rest of Asia and other locations	6	8
	5,653	5,363

4. Profit Before Taxation

	Six months ended 30th June 2006 HK$ million	2005 HK$ million
Profit before taxation is shown after charging/(crediting):		
Depreciation		
Depreciation charges for the period	1,008	999
Less: depreciation capitalised	(67)	(69)
	941	930
Amortisation of leasehold land	27	29
Net profit on disposal of fixed assets	(3)	(13)
Share of associates' taxation	28	119

5. Income Tax

	Six months ended 30th June 2006 HK$ million	2005 HK$ million restated
Current Tax		
The Company and its subsidiaries — Hong Kong	542	437
Deferred Tax		
The Company and its subsidiaries		
— Hong Kong	29	103
— Overseas	1	—
Total	572	540

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2005: 17.5%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

6. Scheme of Control Transfers

The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

7. Interim Dividend

After the balance sheet date, the interim dividend declared by the Board of Directors is as follows:

	Six months ended 30th June 2006 HK$ million	2005 HK$ million
Interim dividend of 58 cents per share (2005: 58 cents per share)	1,238	1,238

8. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to equity shareholders of HK$2,479 million (2005: HK$2,287 million) and 2,134,261,654 ordinary shares (2005: 2,134,261,654 ordinary shares) in issue during the period.

9. Trade and Other Receivables

	30th June 2006 HK$ million	31st December 2005 HK$ million
Derivative financial instruments	14	32
Debtors *(see note below)*	1,440	1,058
	1,454	1,090
Debtors' ageing is analysed as follows:		
Within 1 month	742	555
1 to 3 months overdue	26	28
More than 3 months overdue but less than 12 months overdue	10	10
Total trade debtors *(see note below)*	778	593
Deposits, prepayments and other receivables	662	465
	1,440	1,058

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong *Electric* Company, *Limited is entitled* to add a surcharge of 5% to the respective bills.

10. Cash and Cash Equivalents

	30th June 2006 HK$ million	31st December 2005 HK$ million
Deposits with banks and other financial institutions	4,938	4,548
Cash at bank and on hand	19	13
	4,957	4,561

11. Trade and Other Payables

	30th June 2006 HK$ million	31st December 2005 HK$ million
Creditors *(see note below)*	878	1,042
Current portion of deferred creditors	—	22
Derivative financial instruments	1	4
	879	1,068
Creditors' ageing is analysed as follows:		
Due within 1 month	181	358
Due after 1 month but within 3 months	101	170
Due after 3 months but within 12 months	559	485
	841	1,013
Other payables	37	29
	878	1,042

12. Comparative Figures

Certain comparative figures have been reclassified to confirm with the current period's presentation. In prior periods, the Group's share of taxation of associates accounted for using the equity method was included as part of the Group's income tax in the Consolidated Profit and Loss Account. With effect from 1st January 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and included the share of taxation of associates in the respective shares of profit or loss reported in the Consolidated Profit and Loss Account before arriving at the Group's profit or loss before tax. As a result of the changes in presentation, share of taxation of associates for the period ended 30th June 2005 amounted to HK$119 million was regrouped from "Income Tax" to "Share of Profits Less Losses of Associates". There was no impact on the Group's earnings for the six months ended 30th June 2005.

Board Composition

As at the date of this announcement, the Directors of the Company are:

Executive Directors:

Mr. FOK Kin-ning, Canning (Chairman), Mr. TSO Kai-sum (Group Managing Director), Mrs. CHOW WOO Mo-fong, Susan, (also alternate to Mr. FOK Kin-ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing-lam, Mr. LEE Lan-yee, Francis, Mr. LI Tzar-kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi-tin.

Non-executive Directors:

Mr. Ronald Joseph ARCULLI, Mr. George Colin MAGNUS and Mr. YEE Lup-yuen, Ewan.

Independent Non-executive Directors:

Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung-hin.